Exhibit 99.1

ZOOZ Reports Preliminary 2025 Financial Information, Cash and Bitcoin Positions and Additional Corporate Updates

TEL AVIV, Israel, January 20, 2026 - ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) today announced its cash and debt positions as of December 31, 2025 (preliminary, unaudited and unreviewed), Bitcoin purchased and held and sales made under its “at the market offering” (ATM) program, in each case, as of such date, as well as additional corporate updates. The Company expects to file its audited financial statements for the year ended December 31, 2025 in March 2026.

Cash and debt positions

Cash position

As of December 31, 2025, the Company had cash and cash equivalents of approximately $27.1 million compared with $2.5 million and $7.5 million as of June 30, 2025 and December 31, 2024, respectively.

The increase in cash and cash equivalents between June 30, 2025, and December 31, 2024 and December 31, 2025, is due to proceeds received by the Company from the private placement transactions it completed in July and September 2025 (together, the “Private Placement”).

Debt position

As of December 31, 2025, the Company had no outstanding debt other than ordinary course accounts payable, other payable and accrued expenses payable in the aggregate amount of approximately $1.3 million. As of June 30, 2025, and December 31, 2024, the Company had accounts payable, other payable and accrued expenses payable in the amount of approximately $1.54 million and approximately $1.16 million, respectively.

Promissory notes

The Company had obligations to repay amounts due under promissory notes issued in favor of Keyarch Acquisition Corporation and EarlyBirdCapital, Inc., in the amount of $2.23 million and $0.92 million respectively, as of June 30, 2025, and $2.15 million and $0.89 million respectively, as of December 31, 2024. As of December 31, 2025, the Company has fully repaid its obligations under such promissory notes.

Preliminary and Unaudited Nature of Reported Results

The Company has not yet completed its financial close process for the second half and full year ended December 31, 2025 and, as a result, actual results may vary from the estimated preliminary results set forth in this press release due to a number of factors, including audit adjustments and other developments that may arise between now and the time the financial results for the second half and fiscal year ended December 31, 2025, are finalized. The estimated preliminary financial results have not been audited or reviewed by the Company’s independent registered public accounting firm. These estimates should not be viewed as a substitute for the Company’s full interim or annual audited financial statements.

Bitcoin purchased and held

Since adopting its Bitcoin treasury strategy in July 2025 and as of December 31, 2025, the Company has completed the purchase of a total of 1,046 Bitcoin at an average purchase price of $112,745 per Bitcoin, for total consideration of approximately $121.9 million. As of December 31, 2025, the Company held all of the Bitcoin it purchased.

Sales made under the Company’s ATM program

The Company previously entered into a sales agreement (“Sales Agreement”) with Chardan Capital Markets LLC (“Chardan”) dated July 29, 2025, relating to the sale of its ordinary shares, par value New Israeli Shekel 0.00286 per share (the “ordinary shares”). In accordance with the terms of the Sales Agreement, and pursuant to the prospectus supplement filed with the Securities and Exchange Commission on July 29, 2025, the Company registered the offer and sale of ordinary shares having an aggregate offering price of up to $10,950,000 from time to time through the Chardan, acting as its sales agent. On September 30, 2025, the Company entered into an amended and restated sales agreement (the “A&R Sales Agreement”) with Chardan and Jett Capital Advisors, LLC (“Jett Capital”, and together with Chardan, the “Agents”), relating to the sale of its ordinary shares. In accordance with the terms of the A&R Sales Agreement, and pursuant to the prospectus supplement filed with the Securities and Exchange Commission on September 30, 2025, the Company registered the offer and sale of ordinary shares having an aggregate offering price of up to $1,000,000,000 from time to time through the Agents, acting as its sales agents.

As of December 31, 2025, the Company sold a total of 1,047,320 and 95,500 ordinary shares at an average price of $2.39 and $1.79 per ordinary share pursuant to the Sales Agreement and the A&R Sales Agreement, respectively, for total gross proceeds of $3,989,933.

Corporate updates

Further to the Company’s plan to explore additional strategic alternatives to fully capitalize on its advanced, patented flywheel technology and the company-wide cost reduction and restructuring initiative designed to reduce operating costs, announced by the Company on June 23, 2025, the Company did not sell additional ZOOZTER™-100 systems during the second half of 2025. During such period, the Company engaged in, and continues to engage in, ongoing discussions with a prominent defence and intelligence electronics company regarding deployment of a robust, repetitive short-duration power booster capable of operating in challenging environments. In addition, the Company is currently considering adding a tangential, cash-flowing businesses within the Bitcoin ecosystem. The Company is exploring synergistic opportunities that can potentially add robust operating cash flow to its holding company structure, further fuelling its ability to acquire and hold strategic assets.

On January 15, 2026, each of Dr. Samer Haj-Yehia and Mr. Fang Zheng announced to the Company their intentions to step down from service on the Board of Directors effective as of January 20, 2026, due to personal reasons not associated with the Company. On January 16, 2026, the Company’s Board of Directors agreed to reduce the size of its board from eight to six members.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to Bitcoin while maintaining financial and regulatory standards. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the Company’s exploration of additional strategic alternatives to fully capitalize on its advanced, patented flywheel technology, the potential addition of tangential, positive cash-flow businesses within the Bitcoin ecosystem and its exploration of synergistic opportunities that may add positive operating cash flow to the Company’s holding structure further fuelling its ability to acquire and hold strategic assets, the possibility that any such initiatives shall materialize and the terms thereof, as well as the outcome of such initiatives and their value to the Company and its shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the Bitcoin treasury strategy, including those related to the volatility in the trading price of Bitcoin; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co

Miri Segal- msegal@ms-ir.com